Exhibit 10.9

July 12, 2006

Mr. David G. Barnes

1512 Rivercrest Court

Fort Worth, TX 76107

Dear David,

At First Data, we are one team, leading the industry, leading the future. Every day, our employees are helping to change the course of global commerce. To continue to grow and succeed in the future, we need talented people like you.

On behalf of The Western Union Company (“Western Union”), it is my pleasure to extend this offer of employment with First Data Corporation, (the “Company”). We are looking forward to you joining us as Executive Vice President of Finance and Strategic Development. If you choose to accept this offer, your starting date will be determined at a later date.

Salary

As we discussed, your starting annual salary rate will be $475,000 payable in accordance with the Company’s regular payroll practices. You will be eligible for a merit review and potential salary increase in March 2007.

Bonus

For 2006 you will receive a guaranteed bonus of 70% of your annualized base salary, to be prorated from August 15, 2006 through December 2006. This bonus is in lieu of and you specifically waive any right to any bonus due to you under the terms of the First Data Corporation Performance First Incentive Plan or Senior Executive Incentive Plan (“SEIP”) for 2006.

For 2007, you will be eligible to participate in the 2007 SEIP or a similar plan, with a target bonus of 70% of your annualized base salary. Your actual bonus payment, if any, will be based on requirements and conditions set in the applicable bonus plan.

Sign-On Bonus

If you accept this offer, you will be paid a signing bonus of $75,000 less applicable deductions, payable within 30 days of your commencement of employment with the Company. You will be required to repay a prorated amount of this signing bonus if your employment is terminated within 12 months of your start date, however you are not required to repay a prorated amount of the signing bonus if you are terminated involuntarily and not for cause.

Benefits

You will be eligible to participate in the Company’s health, welfare and financial security benefit programs on the same terms as similarly situated employees of the Company at the location where you will be employed. Additional information regarding benefits and enrollment information will be reviewed with you on or shortly after your first day of employment. Please understand that the Company reserves the right to amend or terminate any or all of its employee benefit plans and corporate policies at any time, in its sole discretion. Your eligibility for medical-related benefits will start at the first day of the month following commencement of employment.

Stock Options

You will be eligible for consideration for a grant of an option to purchase 50,000 shares of the common stock of First Data Corporation pursuant to the terms of the Company’s Long-Term Incentive Plan (“LTIP”). This stock option grant requires the approval of the First Data Compensation and Benefits Committee (“Committee”) of the Company’s Board of Directors (“Board”) and the execution by you of an agreement containing some restrictive covenants such as nonsolicitation, nondisclosure and non-compete commitments. We will recommend to the Committee that they approve a grant in the amount noted above and the grant will be subject to the Committee’s approval of the amount and terms of the grant. All your rights and obligations with respect to any options granted to you are subject to the terms and conditions of the LTIP as well as the terms and conditions of the stock option agreement. If you do not receive materials reflecting this option grant within three months of your start date, please let me know immediately.

Subject to completion of the Spin-Off of Western Union from First Data Corporation, you will also be eligible for consideration for an annual target grant of either options or a combination of options and restricted stock with respect to the common stock of Western Union of approximately two times your base salary. This stock option/restricted stock grant requires the approval of the Committee and/or the appropriate Western Union entity and the execution by you of an agreement containing some restrictive covenants such as nonsolicitation, nondisclosure and non compete commitments. All your rights and obligations with respect to any Western Union options or restricted stock granted to you will be subject to the terms and conditions of the Western Union LTIP as well as the terms and conditions of the stock option agreement and any other applicable agreement.

Deferred Compensation Plan

If you accept this offer, you will be eligible to participate in the First Data’s Supplemental Incentive Savings Plan, a nonqualified deferred compensation plan. Plan information and enrollment materials will be provided separately. Eligibility for this program is subject to approval by First Data’s Benefits Plan Design Committee.

Termination Pay

Should your employment with the Company or Western Union be involuntarily terminated and not for cause within the first two years of employment, you will be eligible for 24 months termination pay using the sum total of the base salary of $475,000 and the target bonus of $665,000 (2 years at 70% of $475,000) for a total of $1,615,000 subject to the requirements of Code §409A (“Termination Pay”). To receive the Termination Pay, you will be required to waive all rights to any severance you may otherwise be eligible for under any applicable First Data Corporation or Western Union Severance Policy or any applicable successor plan (“Severance Policy”). In order to receive the Termination Pay, you must sign a release of all claims and restrictive covenant agreement in a form satisfactory to the Company. Notwithstanding the foregoing provision, if during the first 2 years of your employment with the Company or Western Union, the applicable Western Union Severance/Change of Control Policy for similarly situated executives covering you, the severance pay is equal to or greater than the Termination Pay, this provision shall be null and void and you will only be eligible for severance benefits under the applicable Western Union Severance/Change of Control Policy. If the severance pay is less than the Termination Pay, then you shall be entitled only to the Termination Pay and will be required to waive all rights under the Western Union Severance/Change of Control Policy in the Agreement and Release. After the anniversary date of the second year of your employment with the Company or Western Union you will be subject to the then applicable Western Union Severance/Change of Control Policy, if any.

Relocation

If you accept this offer you will be eligible for relocation assistance and reimbursement for relocation expenses pursuant to First Data’s relocation policy. A relocation specialist will contact you within 24 to 48 hours after we receive a signed copy of this letter. Please note that if you resign from, or are terminated for cause by the Company within a period of 12 months after your starting/transfer date, you will refund, at a prorated amount, to the Company expenses incurred by the Company as a result of your relocation/transfer. This prorated amount will be based on the portion of the twelve-month period you have been employed by the Company.

Other Agreements

As a condition of your employment with the Company, you may be required to sign an agreement regarding non-solicitation, non-competition, confidentiality, and arbitration of employment disputes. You will also be subject to all Company policies applicable to the Company’s employees, including but not limited to the First Data Code of Conduct.

Drug Screen

As one of the requirements for employment, you will be required to complete a drug screen within 30 days of your start date. If you fail to complete your drug screen within this timeframe,

this offer of employment will be rescinded. Please refer to the attached instruction sheet for specific details.

Immigration Reform & Control Act

In compliance with the Immigration Reform and Control Act of 1986, on your first day of work we ask that you bring documents that will establish your identity and your eligibility to work in the United States. Some examples include your driver’s license and social security card, your birth certificate, or a current passport.

At Will Statement

Please understand that this offer does not constitute a contract or a guarantee of continued employment for any period of time. As is the case throughout First Data Corporation and its subsidiaries and affiliated companies, employment is “at will” and may be terminated by either you or the Company at any time for any reason. The terms and conditions of employment may be changed at any time at the sole discretion of management. This offer is also, of course, contingent upon our receiving favorable results acceptable to the Company from your references and background investigation, which must also be completed at least 30 days prior to your start date, satisfactory completion by you, of all required security clearance and training applicable to your position (which may require fingerprinting, handwriting samples, and other items) drug screen, and provision by you or original documentation which verifies your right to work in the United States.

Remote Acceptance

David, I hope you will accept this offer. Please indicate your decision and confirm your acceptance of this offer under the terms described in this letter by signing, dating, and faxing a copy of this letter along with your completed application to Marie Sondergard at (303) 967-6937. Please also mail the original signed letter along with your completed new hire forms to Marie Sondergard no later than end of business on your first day. The address is Western Union, 12500 E. Belford Avenue, Suite M22B6, Englewood, Colorado 80112. Please contact me at (720) 332-5995 if you have questions or if I can be of help in any way.

Sincerely,

/s/ Grover N. Wray
Grover N. Wray Senior Vice President Human Resources Western Union

/s/ David Barnes	Date: 7/14/06

I accept your offer of employment as described in this letter.